UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29754 / August 16, 2011

In the Matter of	:
	:
ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND	:
ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND	:
ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND	:
ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND	:
ING INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND	:
ING INTERNATIONAL HIGH DIVIDEND EQUITY INCOME FUND	:
ING PRIME RATE TRUST	:
ING RISK MANAGED NATURAL RESOURCES FUND	:
ING INVESTMENTS, LLC	:
ING INVESTMENT MANAGEMENT CO.	:
DIRECTED SERVICES LLC	:
	:
7337 East Doubletree Ranch Road, Suite 100	:
Scottsdale, AZ 85258-2034	:
	:
(812-13909)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

ING Asia Pacific High Dividend Equity Income Fund, ING Emerging Markets High Dividend Equity Fund, ING Global Advantage and Premium Opportunity Fund, ING Global Equity Dividend and Premium Opportunity Fund, ING Infrastructure, Industrials and Materials Fund, ING International High Dividend Equity Income Fund, ING Prime Rate Trust, ING Risk Managed Natural Resources Fund, ING Investments, LLC, ING Investment Management Co., and Directed Services LLC, filed an application on May 26, 2011 and an amendment to the application on July 21, 2011 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order permits certain registered closed-end management investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as monthly in any taxable year, and as frequently as distributions are specified by or in accordance with the terms of such investment companies' preferred stock.

On July 21, 2011, a notice of the filing of the application was issued (Investment Company Act Release No. 29735). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by ING Asia Pacific High Dividend Equity Income Fund, ING Emerging Markets High Dividend Equity Fund, ING Global Advantage and Premium Opportunity Fund, ING Global Equity Dividend and Premium Opportunity Fund, ING Infrastructure, Industrials and Materials Fund, ING International High Dividend Equity Income Fund, ING Prime Rate Trust, ING Risk Managed Natural Resources Fund, ING Investments, LLC, ING Investment Management Co., and Directed Services LLC (File No. 812-13909) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary